UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Pure Acquisition Corp.
(Name of Subject Company (Issuer))

HighPeak Energy Partners II, LP
(Name of Filing Person (Offeror))

Warrants to Purchase Shares of Class A Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

74621Q 114
(CUSIP Number of Class of Securities)

Jack D. Hightower
Chief Executive Officer
c/o HighPeak Energy Partners II, LP
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102
(817) 850-9203

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Sarah K. Morgan
Scott D. Rubinsky
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, TX 77002
Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$20,700,000	$2,508.84

(1)     The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. HighPeak Energy Partners II, LP is offering to purchase up to 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp. (the “Company”), each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 16, 2018, at the tender offer price of $1.00 per Public Warrant.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,508.84	Filing Party:	HighPeak Energy Partners II, LP
Form or Registration No.	Schedule TO-T	Date Filed:	September 12, 2019

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 12, 2019 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to an offer (the “Offer”) by HighPeak Energy Partners II, LP (the “Offeror”), a Delaware limited partnership, to purchase up to 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp., a Delaware corporation (the “Company”), each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 12, 2018, at the tender offer price of $1.00 in cash per Public Warrant. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated September 12, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On September 16, 2019, the Offeror extended the Offer to 11:59 p.m., Eastern Time, on October 11, 2019, unless the Offer is further extended or earlier terminated in accordance with the terms of the Offer to Purchase. The Offer was previously scheduled to expire at 11:59 p.m., Eastern Time, on October 10, 2019.

The Depositary has advised Offeror that, as of 11:59 p.m., Eastern Time, on September 13, 2019, the last business day prior to the extension of the Offer, no Public Warrants had been validly tendered pursuant to the Offer. In addition, as of such time, no Notices of Guaranteed Delivery had been delivered.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All descriptions and references in respect of the Expiration Date in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit(a)(1)(D)) and Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(Exhibit(a)(1)(E)) are hereby amended to reflect an extension of the Expiration Date from “11:59 P.M., Eastern Time, on October 10, 2019” to “11:59 P.M., Eastern Time, on October 11, 2019”.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(l)(A)*	Offer to Purchase, dated September 12, 2019.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

Exhibit No.	Description
(a)(4)	Not applicable.

(b)	Not applicable.

(d)(i)

Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(ii)

Certificate of Amendment to the Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(iii)	Bylaws of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (File No. 333-223845) filed with the SEC on March 22, 2018).

(d)(iv)

Letter Agreement, dated April 12, 2018, among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(v)

Registration Rights Agreement, dated April 12, 2018, among Pure Acquisition Corp., HighPeak Pure Acquisition, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File 001-38454) filed with the SEC on April 18, 2018).

(d)(vi)

Forward Purchase Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Energy Partners, LP (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(vii)

Administrative Services Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File 001-38454) filed with the SEC on May 25, 2018).

(g)	Not applicable

(h)	Not applicable.

* Previously filed.

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGHPEAK ENERGY PARTNERS II, LP

By:	HighPeak Energy Partners GP II, LP
Its general partner

By:	/s/ Jack Hightower
Jack Hightower
Chief Executive Officer

Dated: September 16, 2019

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